N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of Jan 31st 2017
Fund	Name of Person	Ownership % of Series
COLUMBIA LARGE CAP GROWTH FUND	AMERICAN ENTERPRISE INVESTMENT SERVICES	33.18%
COLUMBIA TAX-EXEMPT FUND	AMERICAN ENTERPRISE INVESTMENT SERVICES	38.95%

As of August 1st 2016
Fund	Name of Person	Ownership % of Series